SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2012
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

IR 20/12

Decision on the Proposal for Early Extension of Concessions

     Companhia Paranaense de Energia – COPEL, in compliance with CVM Rule 358/2002, hereby announces to the market that, at the 184thExtraordinary Shareholders’ Meeting held on this date, the Company’s shareholders, with the support of a recommendation of the Board of Directors issued at its 109th Extraordinary Meeting, have resolved as follows:

     (i) TO REJECT the proposal of the granting authority for early extension of the power plants listed below, part of the ANEEL Concession Agreement 045/1999:

Hydroelectric Power Plants	Power (MW)	Assured Energy	Expiration of
		(Average MW)	Concession
Gov. Pedro Viriato Parigot de Souza	260.0	109.0	07/07/2015
Mourão I	8.2	5.3	07/07/2015
Chopim I	2.0	1.5	07/07/2015
Rio dos Patos	1.7	1.0	02/14/2014

     (ii) TO ACCEPT the proposal of the granting authority for early extension of the transmission assets, part of the ANEEL Concession Agreement 060/2001.

     This decision took into consideration the cash generating capacity and the strategic dimension of these assets, in both cases preserving the company’s value as much as possible.

     The decision to not extend the aforementioned generation concessions is based on the added value the agreement represents when taking into consideration the cash flow generation capacity by comparing the current amounts of power compensation to those offered to extend those assets.

     The decision to extend the transmission concession agreement aimed to maintain the perenity of COPEL’s transmission business, given that it dilutes operating costs and allows the Company to retain the valuable transmission knowledge accumulated over the years, elements that give COPEL all the necessary conditions to continue to operate as a consolidating agent of this business segment in Brazil. This decision also took into consideration the change brought about by Provisional Measure (MP) 591 of November 29, 2012, which authorized the granting authority to pay an additional indemnification related to the assets of the Existing System Basic Network (RBSE) established prior to May 2000 and not yet depreciated. Considering the terms of MP 591, the Company estimates an additional indemnification of around R$ 180 million, as of September 30, 2012 calculated according to IFRS rules.

     The decision to accept the early extension of transmission concessions also contributes directly to reduce electricity prices in Brazil, showing COPEL’s and the State of Paraná’s permanent commitment towards increasing the country’s competitiveness.

COPEL’s management, aiming to mitigate the impacts of the MP 579 on the expected cash generation of the electricity concessions granted to the Company, believes that it is essential to implement a thorough cost optimization program.

Curitiba, November 30, 2012.

Sincerely,
Ricardo Portugal Alves
CFO and Investor Relations

For additional information, please contact Copel’s Investor Relations team: ri@copel.com or (55-41) 3222-2027

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 3, 2012

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Lindolfo Zimmer
Lindolfo Zimmer CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.